UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

TSR, INC.

(Name of Subject Company (issuer))

VIENNA ACQUISITION CORPORATION

(Offeror)

a wholly owned subsidiary of

VIENNA PARENT CORPORATION

(Parent of Offeror)

JUSTIN CHRISTIAN

(Affiliate of Parent and Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Justin Christian

President

Vienna Parent Corporation

9777 N. College Avenue

Indianapolis, Indiana 46280

Telephone: (317) 493-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen J. Hackman

Pierce H. Han

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, Indiana 46282

Telephone: (317) 236-2289

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2024 (as amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Vienna Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TSR, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.40 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2024, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on June 27, 2024 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, 1,946,960 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.74% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following the consummation of the Offer, on June 28, 2024, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into the Company, and without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as a wholly owned subsidiary of Parent.

As a result of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the Press Release issued by Parent on June 28, 2024 announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(O) on the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Press Release, dated June 28, 2024.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

VIENNA ACQUISITION CORPORATION

/s/ Justin Christian
Name:	Justin Christian
Title:	President

VIENNA PARENT CORPORATION

/s/ Justin Christian
Name:	Justin Christian
Title:	President

JUSTIN CHRISTIAN

/s/ Justin Christian
Justin Christian

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